Exhibit 99.3

This exhibit describes certain changes to our 2023 Form 20-F as filed with the Securities and Exchange Commission on April 5, 2024.

(a)	Changing “1,369.5” to “1,435.1” on the first sentence of the first paragraph under the heading “Item 3D. Risk Factors—Business Operations and Contracts—We depend on key customers.”

(b)

Changing “400” to “427.3” on the first sentence of the seventh paragraph under the heading “Item 5A. Operating Results—Principal Operating Data and Components of Our Statement of Income—Operating Data—Revenue.”

(c)	Changing “35.7” to “35.9” on the last sentence of the third paragraph under the heading “Item 11A. Qualitative and Quantitative Disclosures About Market Risk—Interest Rate Risks.”

(d)

Changing the second paragraph under the heading “Item 5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit—Long-term Facilities—Other Facilities” to read as follows: “Of our total indebtedness, US$647.9 million is secured by security interests in real estate, machinery and equipment and bank guarantees, in the aggregate amount of US$799.8 million as of December 31, 2023.”